 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Berry Global, Inc. (a wholly owned subsidiary of Berry Global Group, Inc.) for the offering to exchange 5.650% First Priority Senior Secured Notes due 2034, and 5.800% First Priority Senior Secured Notes due 2031 and to the incorporation by reference therein of our reports dated November 17, 2023, with respect to the consolidated financial statements of Berry Global Group, Inc., and the effectiveness of internal control over financial reporting of Berry Global Group, Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Indianapolis, Indiana

September 25, 2024